UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Amendment No. 5

Under the Securities Exchange Act of 1934

NIC Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

62914B 10 0
(CUSIP Number)

Jeffery S. Fraser
c/o National Information Consortium Voting Trust
10540 South Ridgeview Road
Olathe, KS 66061
(307) 734-7140
(Name, Address and Telephone number of Person
Authorized to Receive Notices and Communications)

June 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62914B 10 0

1.	Name of Reporting Person: National Information Consortium Voting Trust

	SS or IRS Identification No. of Above Person:		IRS No. 48-6357369

2.	Check the Appropriate Box if a Member of a Group:		(a)
(b) X - Joint Filing

3.	SEC Use Only

4.	Source of Funds		N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

6.	Citizenship or Place of Organization:		Delaware

Number of Shares Beneficially Owned by each Reporting Persons with
	7.	Sole Voting Power	-0-
	8.	Shared Voting Power	69
	9.	Sole Dispositive Power	-0-
	10.	Shared Dispositive Power	69

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		69

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		N/A

13.	Percent of Class Represented by Amount in Row (11):		Less than 1%

14.	Type of Reporting Person:		00

CUSIP NO. 62914B 10 0

1.	Name of Reporting Person:		Jeffery S. Fraser
	SS or IRS Identification No. of Above Person:		IRS No. __________

2.	Check the Appropriate Box if a Member of a Group:		(a)
			(b) X - Joint Filing

3.	SEC Use Only

4.	Source of Funds		PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

6.	Citizenship or Place of Organization:		USA

Number of Shares Beneficially Owned by each Reporting Persons with
	7.	Sole Voting Power	5,735,972
	8.	Shared Voting Power	69
	9.	Sole Dispositive Power	5,735,972
	10.	Shared Dispositive Power	69

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		3,887,574

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		X

13.	Percent of Class Represented by Amount in Row (11):		6.2%

14.	Type of Reporting Person:		IN

CUSIP NO. 62914B 10 0

1.	Name of Reporting Person:		Ross C. Hartley
	SS or IRS Identification No. of Above Person:		IRS No. __________

2.	Check the Appropriate Box if a Member of a Group:		(a)
			(b) X - Joint Filing

3.	SEC Use Only

4.	Source of Funds		PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		N/A

6.	Citizenship or Place of Organization:		USA

Number of Shares Beneficially Owned by each Reporting Persons with
	7.	Sole Voting Power	6,030,055
	8.	Shared Voting Power	69
	9.	Sole Dispositive Power	6,030,055
	10.	Shared Dispositive Power	69

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		6,030,055

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:		X

13.	Percent of Class Represented by Amount in Row (11):		9.7%

14.	Type of Reporting Person:		IN

Item 1.	Security and Issuer:	Common Stock, no par value

NIC Inc.

	Address:	25501 West Valley Parkway
Suite 300
Olathe, KS 66061

Item 2.	Identity and Background:	National Information Consortium Voting Trust
Jeffery S. Fraser
Ross C. Hartley

	Addresses:	National Information Consortium Voting Trust
% Summers, Spencer & Callison
4910 Corporate Centre Drive
Lawrence, KS 66047

Jeffery S. Fraser
c/o NIC Inc.
25501 West Valley Parkway
Suite 300
Olathe, KS 66061

Ross C. Hartley
c/o NIC Inc
25501 West Valley Parkway
Suite 300
Olathe, KS 66061

	Citizenship:	See Item 6 of Cover Pages

	Occupations:	Mr. Fraser is the former Chief Executive Officer and a director of NIC Inc.

Mr. Hartley is a retired businessman and a director of NIC Inc.

Item 3.	Source and Amount of Funds or Other Consideration:
N/A

Item 4.	Purpose of Transaction:

On June 20, 2008, Jeffery S. Fraser and Ross C. Hartley, the trustees of the National Information Consortium Voting Trust ("Voting Trust"), voted to terminate the Voting Trust.  Following termination and delivery of Voting Trust certificates, the trustees will deliver the common stock previously held of record by the Voting Trust to the respective beneficiaries under the Voting Trust.  No fractional shares will be distributed; accordingly, the 69 shares remaining following the distribution to the beneficiaries will be sold by the Voting Trust, and the proceeds used to pay expenses of the Voting Trust or distributed to the beneficiaries.

Item 5. Interest in Securities of the Issuer:		See Item 11 of Cover Pages

Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:	See Item 7 of Cover Pages
(ii)	Shared power to vote or direct the vote:	See Item 8 of Cover Pages
(iii)	Sole power to dispose or to direct the disposition of:	See Item 9 of Cover Pages
(iv)	Shared power to dispose or to direct the disposition of:	See Item 10 of Cover Pages

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.	Material to be Filed as Exhibits:

None.

NATIONAL INFORMATION
CONSORTIUM VOTING TRUST

Dated: July 16, 2008	By:	/s/ JEFFERY S. FRASER
Jeffery S. Fraser, Trustee

	By:	/s/ JEFFERY S. FRASER
Dated: July 16, 2008		Jeffery S. Fraser

	By:	/s/ ROSS C. HARTLEY
Dated: July 15, 2008		Ross C. Hartley